PACIFIC BOOKER MINERALS INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)

For the three month period ended January 31, 2011

page 1 of 8 pages

Dated April 27, 2011

The selected financial information set out below and certain comments which follow are based on and derived from the audited financial statements of Pacific Booker Minerals Inc. (the "Company" or "Pacific Booker" or “PBM”) for the year ended January 31, 2011 and should be read in conjunction with them.  Additional information relating to the Company is available on SEDAR at www.sedar.com.

Overview

Pacific Booker Minerals Inc. is a Canadian natural resource exploration company which is in the advanced stage of development of the Morrison deposit, a porphyry copper/gold/molybdenum ore body, located 35 km east of Granisle, BC and situated within the Babine Lake Porphyry Copper Belt.  The Company is proposing an open-pit mining and milling operation for the production of copper/gold/silver concentrate and molybdenum concentrate.  The Company is a reporting issuer in Alberta and British Columbia and trades on the TSX Venture Exchange under the symbol BKM and on the NYSE Amex Stock Exchange under the symbol PBM.

Overall Performance

In September 2009, PBM submitted an Application for an Environmental Assessment Certificate (“EAC”) to the BC Environmental Assessment Office (“BCEAO”).  The EAC is required to apply for the various Licences and Permits required for the construction, operation, decommissioning and reclamation of the proposed 30,000 tonnes/day (projected life of 21 years) open-pit mine at the Morrison property.

In May 2010, PBM submitted an Addendum to address the deficiencies in the EAC Application to the BCEAO   On July 12th, the BCEAO announced that they had accepted the Company’s Application for an EAC for Review.  The BCEAO also informed PBM that it had met the requirements of the Section 11 Order with respect to both public and First Nations Consultation and was satisfied with the Consultation Plans proposed by the Company for the Application Review period.  Therefore, the 180-day Application Review Period commenced on July 12, 2010.

On October 28, 2010, PBM requested a temporary timeline suspension of EAC Application review period, to allow PBM the opportunity to respond thoroughly to the comments and issues raised by the reviewers of the Application.  PBM submitted its responses to all comments and issues on November 19, 2010 in the Review Response Report and requested that the timeline suspension be lifted and that the review period resume starting at 109 of the 180-day review period.

On December 16, 2010, PBM met with BCEAO, and Canadian Environmental Assessment Agency (“CEAA”) to discuss reviews of tracking tables (this table tracks the comments and responses to the comments raised during the review process), the Table of Commitments and the BCEAO draft Assessment Report.  During the meeting, BCEAO requested that PBM consider changes to the project design, mainly dealing with changes to the closure phase of the project and water management.  PBM proceeded with a conceptual design which was subsequently discussed with BCEAO and other reviewers on January 25, February 21 and February 25, 2011.  Feedback from these meetings was used to revise the Review Response Report.  The revised report was submitted to the BCEAO on March 30, 2011.  PBM also submitted an Application Information Key (“AIK”) identifying the order of precedence guiding how the various documents submitted should be considered by order of precedence addressing any potential ambiguities between documents, such as variations in results or assessments, by identifying the more current documents that take precedence over prior documents.

The changes will result in a significant reduction in the risk of long term residual and cumulative effects and in the potential magnitude of effects associated with the operating and closure plan.  Based on these 2011 submissions, PBM has again requested that the timeline suspension be lifted and that the review period resume starting at day 109 of the 180-day review period.  PBM is now waiting for the EAO to resume the Review Period.

In August 2010, PBM was served with a Notice of Civil Claim by Rescan Environmental Services Ltd. (“Rescan” or “the Plaintiff”).  The claim stems from Rescan’s demand for payment of $191,997.54 in outstanding invoices, which the Company disputes.  PBM made numerous attempts to resolve the issues resulting from concerns over Rescan’s quality of work, the time it took to complete the failed Application and the fees invoiced for the services.  The total amount billed by Rescan to PBM for it’s services (not including GST) was $5.24 million, of which ($182,854.80 plus GST in the amount of $9,142.74 for a total of) $191,997.54 is the unpaid amount.

In May 2006, the Company entered into a contract with Rescan to provide professional services and prepare an Application for an Environmental Assessment Certificate (the Application).  The Application was submitted to the British Columbia Environmental Assessment Office (BCEAO) in September 2009 and was subsequently rejected because it contained a number of significant deficiencies.  To date, the Company has not received all the drawings, specifications, calculations, files, records, and other documents as required by the contract.

In September 2010, PBM announced that it had filed its Response to the Notice of Civil Claim served by Rescan in August 2010 and has filed a Counterclaim against Rescan seeking damages for  professional negligence, misrepresentation, and breach of contract.  In December 2010, Rescan and PBM agreed to proceed to mediation.  In consultation with its Attorney, PBM is in the process of completing discovery documents.

Outlook for 2011/12

As a result of comments received from the Department of Fisheries and Oceans Canada (“DFO”), PBM submitted an updated Fish Habitat Compensation Plan (FHCP) to DFO and BCEAO on March 23, 2011.    The amount of fish-bearing habitat lost in the mine plan is 0.125 Hectare resulting from partial dewatering of some streams, the freshwater intake pipe-line and effluent discharge pipeline.  The FHCP is intended to compensate for fish-bearing and aquatic habitat that will be lost as a result of the Project.

Subject to receiving the EAC and CEAA posting the Course Of Action Decisions as well as the receipt of all required permits and authorizations, mine construction could start in the fourth quarter of the current year.  The company will proceed with the following activities:

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Prepare applications for  permits and other authorizations and licenses;

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Finalize our contracting strategy for Pre-production;

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Tender Pre-Production Contracts (EPC);

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Proceed with procurement including ordering long lead time items (i.e. HPGR, Ball Mills, etc);

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Site Engineering Survey; and

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Detailed Engineering and Design.

Results of Operations

The largest dollar amount on the income statement is the recording of the stock-based compensation expense and the offsetting contributed surplus in equity.  This calculation creates a cost of granting options to the employees, consultants and directors.  The cost is added to our administration expenses with the corresponding increase in the Company’s equity.  Due to this item on our statement of operations, the loss for the period was $935,198 larger than it would have been without the stock compensation expense.

If the stock-based compensation expense amounts were removed from the operating loss, the loss would show as $1,015,510, an increase of $22,447 over the same period in the previous fiscal year.  The largest amount difference was an increase in Professional fees for legal activities in the amount of $188,780.  The next largest amount change was a decrease in shareholder information and promotion in the amount of $144,664 due to reduced outside assistance in relation to promotion of the Company and it’s stock.  The difference in the loss on foreign exchange (a loss of $7,102 versus a gain in the same period of the previous year of $8,691) for an increase in the loss in the amount of $15,793.  Amortization was $7,293 higher than the previous fiscal year period due to the depreciation on the purchase of a vehicle late in the year in 2009.  Office and miscellaneous was down by $10,382.  Investor relations fees were also down by $12,046 when compared to the same period in the previous fiscal year.  Wages and benefits are also a higher by $4,036 when compared to the same period in the previous fiscal year, due to an increase in administration staff and benefit costs associated with the exercise of options.  Filing and transfer agent fees were down by $7,700.  Travel costs were also lower by $22,316 when compared to the previous fiscal year period.  Interest income was also lower by the amount of $5,826 due to the decrease in the prime interest rates paid by the bank and the reduced amount of cash held.

During the current fiscal year, the Company incurred $1,876,149 in exploration & development expenditures on the Morrison property compared to $3,182,035 in exploration & development expenditures during the same period of the previous fiscal year.  Please see Note 6 in the annual financial statements for expenditures by item and area.

During the current fiscal year and previous fiscal year, the Company did not announce or complete any private placements.  Options were granted during the second quarter of both the current and previous fiscal year.  During the current fiscal year, the Company issued 380,000 common shares on exercise of options for total proceeds of $1,564,000 and a reclassification of Contributed surplus to capital stock in the amount of $314,357.

Fourth Quarter

Please see Overall Performance and Results of Operations sections for discussion of fourth quarter events.

During the fourth quarter of both this year and last, the Company did not announce or complete any private placements, or grant any options.  During the fourth quarter of this year, the Company issued 7,500 common shares on exercise of options for total proceeds of $46,500 and a reclassification of Contributed surplus to capital stock in the amount of $13,132.  During the fourth quarter of the previous year, the Company did not issue any shares.

For the quarter under discussion, the Company incurred a net loss of $568,666 which was $86,951 higher than the quarter ended January 31, 2010, with the biggest difference being an increase in professional fees in the amount of $137,766, due to the decrease in legal assistance required.  This increase in loss was offset by a decrease in the amount incurred for Shareholder information and promotion in the amount of $18,184, a decrease in travel costs of $16,484 and a decrease in the amount of stock based compensation expense in the amount of $15,189.

During the final quarter of the fiscal year, the Company incurred $356,798 in exploration & development expenditures on the Morrison property compared to $474,354 in exploration & development expenditures during the same period in the previous fiscal year.  Information on the field activities during the quarter can be found under the heading “Overall Performance”.  Please see Note 6 in the annual financial statements for expenditures by item and area.

Liquidity

The Company currently does not have a producing mineral property.  The Company’s only source of funds has been from sale of common shares, some interest revenue from cash on hand, and reclamation bond interest.  The exploration and development of mineral deposits involve significant risks including commodity prices, project financing, permits and licenses from various agencies in the Province of British Columbia and local political and economic developments.

The Company’s financial instruments consist of cash, receivables, reclamation deposits, accounts payable and accrued liabilities and amounts owing to related parties.  It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments.

At the end of the fiscal 2011, the Company reported a net loss of $1,950,708 ($0.17 per share), compared to a net loss of $2,254,085 ($0.20 per share) for the year ended January 31, 2010.

Cash held at the end of the period was sufficient to meet our current liabilities.

Pacific Booker has a lease for the rental premise in which the Company’s head office operates.  It is a standard rental lease which expired in October 2010, was extended for six months until April 2011, and has been extended for another six months until October 2011.  Details on the financial obligations are detailed in our annual financial statements (Note 12).

Off-Balance Sheet Arrangements

The Company has one off Balance Sheet arrangement with Xstrata LLP for 250,000 shares to be issued on commencement of commercial production on the Morrison property.  The details on this transaction are disclosed in our annual financial statements (Note 5).

Related Party Transactions

Payments were made or incurred to 3 current company directors for services provided in the course of normal business operations.  Specifically, to 2 directors for shareholder relations and financing, and to another director for services related to project management.  Payment was also made to an officer of the Company for accounting and management services.  Fees for these services amounted to $94,429 in the fourth quarter of the fiscal year compared to $94,441 for the corresponding period in the previous fiscal year.

Also, payments were made to our independent directors for attendance at board and committee meetings.  Fees for this amounted to $2,000 for the fourth quarter of the current fiscal year which was the same as the corresponding period in the previous year.

Proposed Transactions

The Company does not have any proposed transactions planned, with the exception of continued funding arrangements.

Accounting Estimates and changes in policies

The Company has detailed its significant accounting policies in Note 2 and in Note 18 (re: US versus Canadian GAAP) of the annual financial statements.

Issuer’s disclosure controls and procedures

The Company has procedures that we believe provide reasonable assurance that material information is made known to the individuals preparing the filings by others within the Company, particularly during the period in which the annual filings are being prepared.  The Company has controls in place over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Canadian and US GAAP; and the Company has evaluated the effectiveness of it’s disclosure controls and procedures as of the end of the period covered by the annual filings.  We hereby disclose our conclusion that the disclosure controls and procedures are effective.

Forward Looking Statements

This discussion may include forward-looking statements respecting the Company’s strategies.  By their nature, forward-looking statements are subject to numerous risks and uncertainties that can significantly affect future results.  Actual future results may differ materially from those assumed or described in such statements as a result of the impact of issues, risks and uncertainties, which the Company may not be able to control.  The reader is therefore cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any intention or obligation to update or revise these forward-looking statements.

Conversion to International Financial Reporting Standards

In 2006, the Canadian Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB (Accounting Standards Board) strategic plan outlines the convergence of Canadian GAAP (generally accepted accounting principals) with IFRS (International Financial Reporting Standards) over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly accountable companies to use IFRS, replacing Canadian GAAP.  This date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

The Company is currently assessing the financial reporting impact of the transition to IFRS as required for our fiscal year starting February 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ending January 31, 2011 when IFRS is required for the year end statements for the period ending January 31, 2012.  The conversion to IFRS will require more in-depth disclosure for which we are assessing the steps required to provide the additional information.  Some training of key personnel may be required.  The conversion to IFRS will have an impact on the future financial statements of the Company, but at this time a reasonable estimate of the impact cannot be made.  The Company plans to be in compliance as required and will continue to update its shareholders as information becomes available or potential impact is assessed.

Selected Annual Information

The following summary information has been taken from the financial statements of Pacific Booker Minerals Inc., which have been prepared in accordance with Canadian generally accepted accounting principles.  The figures reported are all in Canadian dollars.

The following table shows the total revenue (interest income), the loss from our financial statements, total assets, and total long term liabilities for each of the three most recently completed financial years.

For the year ended	Total Assets	Total Long-term Liabilities	Total Revenue	Net Loss
				Total	Per Share
January 31, 2009	$ 29,766,070	$ -	$ 173,848	$ 2,229,730	$ 0.20
January 31, 2010	$ 29,293,556	$ -	$ 20,436	$ 2,254,085	$ 0.20
January 31, 2011	$29,595,790	$ -	$ 14,610	$ 1,950,708	$ 0.17

Summary of Quarterly Results

The following summary information has been taken from the financial statements of Pacific Booker Minerals Inc., which have been prepared in accordance with Canadian generally accepted accounting principles.  The figures reported are all in Canadian dollars.  US dollar amounts held as US dollars are converted into Canadian dollars at current exchange rates until actually converted into Canadian dollars, at which time the actual amount received is recorded.  Any gains or losses from the exchange of currencies are reported on the Statement of Operations for the company in the current period.

The following table shows the total revenue (interest income), the loss from our financial statements (cost of Administration expenses, etc) before any unusual items, and the total loss and loss per share for each three month period for the last eight quarters.  The second table following shows the same items on an accumulating basis per fiscal year.

For the three months ended	Total Revenue	Loss before other items	Net Loss
			Total	Per Share
April 30, 2009	$ 9,102	$ 734,527	$ 725,425	$ 0.06
July 31, 2009	$ 3,934	$ 537,878	$ 533,944	$ 0.05
October 31, 2009	$ 1,874	$ 514,875	$ 513,001	$ 0.05
January 31, 2010	$ 5,526	$ 487,241	$ 481,715	$ 0.04
April 30, 2010	$ 2,888	$ 542,326	$ 539,438	$ 0.05
July 31, 2010	$ 2,911	$ 432,133	$ 429,222	$ 0.03
October 31, 2010	$ 4,319	$ 417,701	$ 413,382	$ 0.04
January 31, 2011	$ 4,492	$ 573,158	$ 568,666	$ 0.05

For the period ended	Total Revenue	Loss before other items	Net Loss
			Total	Per Share
for the three month period ended April 30, 2009	$ 9,102	$ 734,527	$ 725,425	$ 0.06
for the six month period ended July 31, 2009	$ 13,036	$ 1,272,405	$ 1,259,369	$ 0.11
for the nine month period ended October 31, 2009	$ 14,910	$ 1,787,280	$ 1,772,370	$ 0.16
for the year ended January 31, 2010	$ 20,436	$ 2,274,521	$ 2,254,085	$ 0.20
for the three month period ended April 30, 2010	$ 2,888	$ 542,326	$ 539,438	$ 0.05
for the six month period ended July 31, 2010	$ 5,799	$ 974,459	$ 968,660	$ 0.08
for the nine month period ended October 31, 2010	$ 10,118	$ 1,392,160	$ 1,382,042	$ 0.12
for the year ended January 31, 2011	$ 14,610	$ 1,965,318	$ 1,950,708	$ 0.17

Additional Disclosure for Venture Issuers

Mineral Property Interests

The following tables show the cost (write off) of acquisition payments by claim for each of the last eight quarters.

	Morrison	Total
As at January 31, 2009	4,832,500	4,832,500
to April 30, 2009	-	-
to July 31, 2009	-	-
to October 31, 2009	-	-
to January 31, 2010	-	-
As at January 31, 2010	4,832,500	4,832,500
to April 30, 2010	-	-
to July 31, 2010	-	-
to October 31, 2010	-	-
to January 31, 2011	-	-
As at January 31, 2011	4,832,500	4,832,500

Deferred Exploration & Development expenditures

The table following shows the exploration expenditures or (write-offs) for each of the last eight quarters on a per claim basis.

	Morrison	Grants/Tax Credits	Total
As at January 31, 2009	18,465,864	(859,434)	17,606,430
to April 30, 2009	1,084,677	-	1,084,677
to July 31, 2009	926,182	-	926,182
to October 31, 2009	696,822	-	696,822
to January 31, 2010	474,354	-	474,354
As at January 31, 2010	21,647,899	(859,434)	20,788,465
to April 30, 2010	921,555	-	921,555
to July 31, 2010	279,944	-	279,944
to October 31, 2010	317,852	-	317,852
to January 31, 2011	356,798	-	356,798
As at January 31, 2011	23,524,048	(859,434)	22,664,614

Equity

The table following shows the change in capital stock, share subscriptions held (or applied to stock purchase), and net general and administration expenses for each three month period  and the accumulated operating deficit and total equity for the last eight quarters.

	Capital Stock	Subscriptions Held	Contributed Surplus	Operating Loss	Deficit ending	Total Equity
As at January 31, 2009	44,258,085	-	4,026,188	2,229,730	19,555,490	28,728,783
to April 30, 2009	-	-	444,410	725,425	20,280,915	28,447,768
to July 31, 2009	-	-	290,213	533,944	20,814,859	28,204,037
to October 31, 2009	1,231,163	-	(12,151)	513,001	21,327,860	28,910,048
to January 31, 2010	-	-	236,187	481,715	21,809,575	28,664,520
As at January 31, 2010	45,489,248	-	4,984,847	2,254,085	21,809,575	28,664,520
to April 30, 2010	286,557	-	225,647	539,438	22,349,013	28,637,286
to July 31, 2010	-	-	220,998	429,222	22,778,235	28,429,062
to October 31, 2010	1,532,168	-	(33,670)	413,382	23,191,617	29,514,178
to January 31, 2011	59,632	-	207,866	568,666	23,760,283	29,213,010
As at January 31, 2011	47,367,605	-	5,605,688	1,950,708	23,760,283	29,213,010

Disclosure of outstanding share data

Details of our share transactions for the period and a listing of our outstanding options and warrants can be found in Note 8 of our annual financial statements.

Subsequent to the end of the period, 10,000 common shares were issued on the exercise of options for total proceeds of $62,000 and a reclassification of Contributed surplus to capital stock in the amount of $17,509.

Shares issued:

Certificate Dated	details	Transaction amounts		Accumulated totals
		# of shares	$	# of shares	$
January 31, 2011	balance forward			12,020,789	$ 47,367,605
April 20, 2011	Options	10,000	62,000	12,030,789	$ 47,429,605
	Contributed surplus		17,509		$ 47,447,114

Options transactions:

Date	details	Exercise Price	Expiry date	# of shares	Total
January 31, 2011	total outstanding				2,008,057
April 20, 2011	Options exercised	$ 6.20	April 20, 2011	-10,000	1,998,057
April 20, 2011	Options expired	$ 6.20	April 20, 2011	-50,000	1,948,057

Warrant transactions:

Certificate Dated	details	Exercise Price	Expiry date	# of shares	Total
January 31, 2011	total outstanding				0